Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 25, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Lilyanna Peyser

Daniel Morris

Re:	Agrico Acquisition Corp. Registration Statement on Form S-1 Filed on May 17, 2021 File No. 333-255426

Dear Ms. Peyser:

On behalf of Agrico Acquisition Corp. (the “Company”), we are hereby responding to the letter dated May 26, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, filed on May 17, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No.2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amended Registration Statement on Form S-1

Risk Factors

Our warrant agreement and rights agreement will designate the courts of the State of New York...., page 51

1.	The first paragraph of this risk factor states that the exclusive forum provision in the warrant agreement will apply to Securities Act claims, the second paragraph of this risk factor states that the exclusive forum provision in the warrant agreement will not apply to Exchange Act or Securities Act claims, and the provision in the warrant agreement itself is silent as to this matter. Please revise the disclosure for consistency and accuracy. If the provision applies to Exchange Act claims, please state that this is the case. If the provision does not apply to Exchange Act or Securities Act claims, please revise the exhibit to state that this is the case, or tell us how you will make future investors aware of the provision’s limited applicability (for example, the disclosure will be included in future Exchange Act reports).

RESPONSE: The disclosure on page 51 of the Amended Registration Statement and Section 9.3 of the Warrant Agreement have been revised in accordance with the Staff’s comment.

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A limited liability partnership including professional corporations

Agrico Acquisition Corp. June 25, 2021 Page 2

Financial Statements, page F-1

2.	Please update your financial statements to include the interim period ended March 31, 2021. Refer to Rule 8-08 of Regulation S-X.

RESPONSE: The financial statements in the Amended Registration Statement have been revised in accordance with the Staff’s comment.

Exhibit 5.1

3.

The opinion covers Class A Ordinary Shares issuable upon exercise of the Warrants included in the Units, however it does not appear that the registration statement covers such Class A Ordinary Shares.  Please advise.

RESPONSE: Exhibit 5.1 has been revised in accordance with the Staff’s comments.

Please feel free to call me at 212-407-4122 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Tahra T. Wright
Tahra Wright